May 28, 2014

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Asen Parachkevov

Re:	PFM Funds (the "Trust") Preliminary Proxy Statement on Schedule 14A (File No: 811-04933)

Dear Mr. Parachkevov:

Set forth below are the Trust's responses to comments received from the Staff of the Securities and Exchange Commission (the "Staff") in a telephone conversation on May 22, 2014 in connection with the Trust's Preliminary Proxy Statement on Schedule 14A, including a notice of meeting, proxy statement and proxy card (collectively, the "Proxy Statement"), filed on behalf of the Trust, pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended.

The Staff's comments appear in italicized text below. The Trust's response follows the Staff's comments. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the Proxy Statement. Revisions to the Proxy Statement made pursuant to the Staff's comments are shown in Appendix A to this letter.

1.	Comment:	The Transaction provides for an increase in advisory fees in conjunction with an assignment of the Trust's investment advisory agreements. Please explain why there is no "unfair burden" under Section 15(f)(2)(B) as a result.

Response:	The Board took into consideration the conditions of the "safe harbor" provided in Section 15(f) when reviewing the Transaction and the New Fee Structure. Although the parties to the Transaction did not undertake to comply with the "safe harbor" of Section 15(f), the Board nonetheless concluded that the New Fee Structure will not constitute an "unfair burden" on the Funds because the fees to be payable to PFM were determined to be fair and reasonable and for bona fide investment advisory and other services.

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Furthermore, subject to the consummation of the Transaction, PFM will agree that during the two-year period following the closing of the Transaction (the "Closing"), aggregate fees payable to PFM by each of the Institutional Class and the Colorado Investors Class of Prime Series will not exceed the aggregate fees that such class would have paid under the current fee structure.

Shares of the SNAP Class of Prime Series may be purchased solely by municipalities within the Commonwealth of Virginia and are held of record by the Treasury Board of the Commonwealth of Virginia (the "Treasury Board"). The Treasury Board has sole voting power with respect to all such shares. PFM will advise the Treasury Board that PFM will extend the period of effectiveness of the current contractual fee waiver agreement applicable to the SNAP Class so that such contractual waiver would remain in effect until the expiration of the two-year period following the Closing, if the Treasury Board determines that it wishes to extend the term of such contractual fee waiver agreement.

The Trust notes that fees payable to PFM by Government Series in the aggregate are unchanged under the New Fee Structure.

2.	Comment:	Please explain why although PFM's contractual fee waiver with the Treasury Board is with respect to the SNAP Class only, fees and expenses of the Institutional Class and the Colorado Investors Class of Prime Series are also being waived under the SNAP Class contractual fee waiver.

Response:	At the SNAP Class's current asset levels, PFM is required to waive the fees payable by SNAP Class to the extent necessary so that such fees do not exceed an aggregate effective rate of approximately 0.07% of the SNAP Class's average daily net assets. In order for PFM to maintain SNAP Class's expense ratio at 0.09% of average daily net assets under the New Fee Structure, PFM must waive not only class-specific expenses of SNAP Class but Fund-level fees such as investment advisory or administration fees. As a result of PFM's waiver of these Fund-level fees, the net annual fund operating expenses (after the SNAP Class contractual fee waiver) of the Institutional Class and the Colorado Investors Class have also been reduced.

3.	Comment:	Please include additional disclosure on why the Managing Directors have decided to pursue the Transaction at this time and the specific changes in ownership percentages in PFM I that will result from the Transaction.

Response:	The requested disclosure has been added.

4.	Comment:	Please disclose, as relevant, the five largest owners of PFM I.

Response:	The requested disclosure has been added.

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5.	Comment:	Please provide further disclosure regarding why the SNAP Class transfer agency fees are being increased.

Response:	The requested disclosure has been added.

6.	Comment:	Please clarify that fees waived pursuant to the contractual fee waiver for the SNAP Class is not subject to recoupment.

Response:	The requested clarification has been made.

7.	Comment:	Please confirm that the expense examples only include the effect of the contractual fee waiver during the term of the contractual agreement (i.e., only for the 1 year examples).

Response:	The expense examples have been revised so that the examples reflect the effect of the contractual fee waiver for only the first two years.

8.	Comment:	Please add a third column to the Fees Payable to PFM charts showing the percentage change in the fees.

Response:	The requested disclosure has been added.

9.	Comment:	In the second paragraph of the "Board Considerations" section, the disclosure notes that the comparative fees of other funds managed by PFM were considered by the Board. Per Item 22(c)(1) of Schedule 14A, if the investment adviser acts as such with respect to any other Fund having a similar investment objective, identify and state the size of such other Fund and the rate of the investment adviser's compensation.

Response:	The Trust notes that Item 22(c)(1) of Schedule 14A uses "Fund" as a defined term. A "Fund" is defined in Item 22(a)(1)(v) as a "Registrant or, where the Registrant is a series company, a separate portfolio of the Registrant." The Trust notes that the "other funds managed by PFM" that were considered by the Board are not separate portfolios of the Trust but are unrelated investment pool programs that are managed by PFM and are not registered under the 1940 Act.

10.	Comment:	In the Trustee charts in Proposal 2, please identify the two funds in the Fund Complex.

Response:	The two funds in the Fund Complex are the two investment portfolios of the Trust, Prime Series and Government Series. This clarification has been made to the Trustee charts.

11.	Comment:	Please add Martin Margolis to the Fund Officers chart.

Response:	The requested clarification has been made to the chart to clarify that Mr. Margolis is also a Fund Officer.

12.	Comment:	Please disclose if any Advisory Board members are affiliated with the Adviser.

Response:	The requested disclosure has been added.

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13.	Comment:	Please disclose if the Nominating Committee considers nominees from shareholders.

Response:	The requested disclosure has been added.

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In addition to the foregoing, the Trust acknowledges that:

• The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

• Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

• The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing responses, together with changes being made in the Proxy Statement, is fully responsive to all of the Staff’s comments.

Please call the undersigned at 212-756-2533 or Pamela Chen at 212-756-2149 with any comments or questions.

Sincerely,

/s/ Kenneth Gerstein

Kenneth Gerstein

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APPENDIX A

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